SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town, 8001
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

PENGUIN
EXHIBIT
LIST
Exhibit
Description
Sequential
Page Number
Approval for listing Tencent on Hong Kong Stock
Exchange, trading statement and cautionary
announcement, dated June 7, 2004.

Naspers Limited (JSE: NPN, NASDAQ: NPSN) announces approval for listing Tencent on Hong Kong Stock Exchange, trading statement and cautionary announcement
On 5 December 2003 Naspers announced that Tencent Holdings Limited ("Tencent"), the real- time communications joint venture in China in which it holds an interest, was investigating the feasibility of an initial public offering ("IPO"). Shareholders are advised that Tencent made an announcement today, noting that application had been made to the Listing Committee of the Hong Kong Stock Exchange ("Exchange"), and that approval in principle was granted for the primary listing of its ordinary shares on the Exchange.

Of the ordinary shares to be offered by Tencent, 10% will be initially available for subscription by the public in Hong Kong and the balance will be offered in the United States to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended, or other exemption thereunder, as well as in other jurisdictions outside the United States. Dealings in the Tencent ordinary shares are expected to commence on 16 June 2004.

In a trading update on 20 February 2004, shareholders were informed that the earnings of Naspers for the financial year ending 31 March 2004 will be substantially higher than the previous year. Shareholders are further advised that the application of certain accounting standards will provide a further boost to headline earnings. Accordingly, shareholders are advised to continue to exercise caution in trading in the company's shares until the release of the financial results, which are expected to be reported in the last week of June 2004.
CAPE TOWN
7 June 2004
For further information contact:
Mark Sorour (+27-21 4063008) or Beverley Branford (+27-21 4064824)
Further information on Naspers is available on the Naspers website at
http://www.naspers.com
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IMPORTANT INFORMATION
The securities to be offered by Tencent have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent an exemption from the applicable registration requirements in the United States.
Restrictions on offers and sales in other jurisdictions may also apply.
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on any forward-looking statements contained herein. Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628- 9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NASPERS LIMITED
Date: June 7, 2004
by: /s/ Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title: Director